SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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           December 22, 2011

VIA EDGAR Cecilia Blye Chief, Office of Global Security Risk Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

Re:	Golden State Petro (IOM-A) plc
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed June 14, 2011
File No. 333-26227-01

Golden State Petro (IOM-B) plc
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed June 14, 2011
File No. 333-26227-02

Dear Ms. Blye:

On behalf of Golden State Petro (IOM-A) plc ("IOM-A") and Golden State Petro (IOM-B) plc ("IOM-B") (the "Companies"), we submit this response to your letter dated December 13, 2011, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") presented comments relating to the Companies' annual reports on Form 20-F for the fiscal year ended December 31, 2010. The Companies' responses, together with the Staff's comments, are set forth below.

Risk Factors, page 2

If our vessels call on ports located in countries that are subject to sanctions …. Page 5

1.
We note the disclosure that from time to time on charterers' instructions, your vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and identified by the United States government as state sponsors of terrorism. In future filings, please identify the countries to which you refer.

The Companies confirm that they will revise their annual reports on Form 20-F in future filings in response to this comment.

In this respect, please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba, countries currently identified by the U.S. Department of State as state sponsors of terrorism and subject to U.S economic sanctions and export controls, whether through subsidiaries, charterers, or other direct or indirect arrangements. Your response should describe any services or products you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments, including the payment of port charges to authorities.

The Companies' business is the chartering-out of its tanker vessels designated for transportation of crude oil. The Companies' revenues are generated by the chartering-out of its vessels for single voyages or longer periods. The contractual basis for such charters is a voyage charter, time charter or a bareboat charter. The terms of these charters are standardized in accordance with industry practice. In a voyage or time charter, the charterer charters the ship for a particular voyage or for a set period of time. In these charters the charterer can direct where the ship will go but the owner of the ship retains possession of the ship through its employment of the master and crew. In a bareboat charter, the owner gives possession of the ship to the charterer and the charterer hires its own master and crew. The bareboat charterer is sometimes called a "disponent owner". The giving up of possession of the ship by the owner is the defining characteristic of a bareboat charter. In a bareboat charter, no administration or technical maintenance is included as part of the agreement. The charterer obtains possession and full control of the vessel along with the legal and financial responsibility for it. The charterer pays for all operating expenses, including fuel, crew, port expenses and insurance.

IOM-A's vessel was on bareboat charter from December 7, 1998 to December 7, 2010 at which time the bareboat charter terminated. The Company has no knowledge of its operations in this period. The vessel did not operate from December 7, 2010 to December 31, 2010.

IOM-A's vessel has operated in the spot market on voyage charters during the nine months ended September 30, 2011 and has no direct or indirect contacts with Iran, Syria, Sudan and Cuba in that period. IOM-A's vessel has no anticipated direct or indirect contacts with Iran, Syria, Sudan and Cuba at this time.

IOM-B's vessel has been on bareboat charter since March 15, 1999 and will continue on this bareboat charter to March 15, 2013, at least. Consequently, the Company has no knowledge of its operations.

2.
Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

As noted in the response to the prior comment, the Companies are not aware of any direct or indirect contact with Iran, Syria, Sudan and Cuba.

3.	Please tell us whether your charter parties/contracts include provisions relating to your vessels calling on ports in Iran, Syria, Sudan or Cuba.

The Companies bareboat charter parties do not contain any special provisions relating to its vessels calling on ports in Iran, Syria, Sudan or Cuba.

IOM-A's vessel never calls on ports in Syria or Cuba while operating on voyage charters. IOM-A's voyage charter parties contain the following provisions for its vessel calling on ports in Iran and Sudan, although its vessel has not called on ports in Iran and Sudan in the nine months ended September 30, 2011;

Iran Port Costs
Port costs for calls to Iran will be for Charterers account and paid directly by them to the Agent. Freight will be paid basis the published rates less actual port costs to be deducted from freight invoice with supporting documents. If final port costs are not known when freight is due then value of funds advanced by Charterer to port agent will be deducted. Owners will not be entitled to the Iran Differential.

Sanctions Clause
Any trade in which the vessel is employed under this Charterparty which could expose the vessel, its Owners, Managers, crew or insurers to a risk of sanctions imposed by a supranational governmental organisation or the United States, shall be deemed unlawful and Owners shall be entitled, at their absolute discretion, to refuse to carry out that trade.  In the event that such risk arises in relation to a voyage the vessel is performing, the Owners shall be entitled to refuse further performance and the Charterers shall be obliged to provide alternative voyage orders.

____________________

The Companies acknowledges that they are responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

____________________

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Keith Billotti, Esq. at (212) 574-1274.

Very truly yours, SEWARD & KISSEL, LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq

cc:           Max Webb
Assistant Director
Division of Corporation Finance

Graham Baker
Chief Accounting Officer
Frontline Ltd.